EXHIBIT 16

                         Gotham Partners, L.P.
                   110 East 42nd Street, 18th Floor
                       New York, New York 10017


                                                      January 21, 1998

VIA FAX & OVERNIGHT MAIL
------------------------

Paul F. Levin, Esq.
Secretary
First Union Real Estate Equity
    and Mortgage Investments
55 Public Square, Suite 1900
Cleveland, Ohio 44113-1937

Dear Mr. Levin:

            We are in receipt of your letter of January 20, 1998, in which you contend that the notice of nominations and proposal submitted by Gotham Partners, L.P. ("Gotham"), dated January 8, 1998 (the "Notice"), as supplemented by Gotham's letter, dated January 20, 1998, does not satisfy the informational requirements of Article I, Section 7(c) ("Section 7(c)") of First Union's By-Laws, because it allegedly "continues to be deficient in not identifying limited partners and other Beneficiaries and beneficial owners who support Gotham's proposal and nominations." Gotham continues to believe that your notice of deficiencies is defective and ineffectual and that Gotham's Notice satisfies the requirements of Section 7(c).

            Notwithstanding the foregoing and without waiving any of our rights, to the extent you are making a technical objection to our Notice, we hereby provide First Union the additional information attached hereto as Exhibit A.

            To the extent First Union's position results from its disbelieving our certification that Gotham Partners II, L.P. is the only "other Beneficiar[y] known by such Beneficiary [Gotham] to be supporting [Gotham's] nomination or proposal on the date of such Beneficiary's notice," which is the information required by Section 7(c), we would like to reconfirm that, as of the date of the Notice and as of today's date, Gotham has no knowledge of any Beneficiary or beneficial owner of any Shares, other than the Shares beneficially owned by Gotham and Gotham II as set forth on Exhibit A hereto, that is known to be supporting its nominations or proposal.

            We request your confirmation that Gotham has satisfied Section 7(c)'s informational requirements.

            If you still contend that our Notice and the additional information we have provided today and yesterday is somehow deficient, we request that you provide immediate notice of that position and additional time to cure.

            If First Union does not confirm that Gotham's Notice complies with Section 7(c), Gotham reserves all of its rights and remedies and will seek appropriate relief, if and when required, in the pending federal court action.

                           Very truly yours,

                           GOTHAM PARTNERS, L.P.

                           By: Section H Partners, L.P., its general partner

                               By: Karenina Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By: /s/ William A. Ackman
                                       --------------------------
                                       William A. Ackman
                                       President

                               By: DPB Corporation,
                                   a general partner of Section H Partners, L.P.

                                   By: /s/ David P. Berkowitz
                                       ----------------------------
                                       David P. Berkowitz
                                       President

CC:    Frances Floriano Goins, Esq.


                                                          EXHIBIT A
                                                          ---------

            We hereby provide First Union Real Estate Equity and Mortgage Investments ("First Union"), the following information, which shall be incorporated and made a part of the notice (the "Notice") of Gotham Partners, L.P. ("Gotham") to First Union relating to its proposal and nominations for consideration at First Union's 1998 Annual Meeting of Beneficiaries (or any special meeting held in lieu thereof):

            Gotham is the record and beneficial owner of 100 shares of Beneficial Interest, par value $1.00, of First Union (the "Shares"), and the beneficial owner of an additional 2,491,351 Shares (including an option to purchase 493,150 Shares). Gotham Partners II, L.P. ("Gotham II") is the beneficial owner of 30,449 Shares (including an option to purchase 6,850 Shares). The option agreements in connection with the options to acquire Shares held by Gotham and Gotham II are attached as exhibits to the Schedule 13D of Gotham and Gotham II, as amended, which is incorporated herein by reference. Cede & Co. is the record owner of the Shares of which Gotham is the beneficial owner and not the record owner, and is the record holder of all of the Shares of which Gotham II is the beneficial holder. The address of Cede & Co. is 55 Water Street, New York, New York 10041-0099. Gotham and Gotham II intend to instruct Cede & Co. to vote such Shares held of record by Cede & Co. in favor of the proposal and nominations presented in the Notice. In addition, we note the following: the general partner of Gotham is Section H Partners, L.P. The general partners of Section H Partners, L.P. are Karenina Corporation and DPB Corporation. William A. Ackman is the President and sole shareholder of Karenina Corporation. David P. Berkowitz is the President and sole shareholder of DPB Corporation. In such indicated capacities, Section H Partners, L.P., Karenina Corporation, DPB Corporation, William A. Ackman and David P. Berkowitz may be deemed to be beneficial owners of the Shares described above as beneficially held by Gotham and Gotham II. All of such entities and persons support the nominations and proposal made by Gotham in the Notice, and the address of each of such entities and persons is care of 110 East 42nd Street, 18th Floor, New York, New York 10017. Other than through their respective interests in the Shares described above, none of such entities or persons has any financial interest in the proposal set forth in the Notice or is a Beneficiary or beneficial owner of any other Shares.

            Except as described herein and in the Notice, Gotham has no knowledge of any Beneficiary or beneficial owner of Shares that was known to be supporting its proposal and nominations as of the date of the Notice or is known to be supporting its proposal and nominations as of today's date.

            In addition, although we do not believe that the By-Laws of First Union require us to disclose the following information to First Union, in response to your letter, dated January 20, 1998, Gotham states that it does not have any knowledge of any limited partner of Gotham or Gotham II who supported Gotham's proposal and nominations on the date of the Notice, or, indeed, who supports such proposal and nominations as of today, other than those limited partners who are also nominees of Gotham. David S. Klafter and Daniel Shuchman are limited partners of Section H Partners, L.P. and of Gotham. Mary Ann Tighe and James A. Williams are limited partners of Gotham. None of such persons are Beneficiaries or beneficial owners of any Shares.

            The Notice and supplements thereto provided by Gotham to First Union assume that the definition of the term "beneficial ownership" is that contained in Rule 13d-3 of the Securities Exchange Act of 1934, as amended. If this is not the case, you should inform us immediately of such other definition used by First Union.